August 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insured Investments

100 F Street, NE

Washington, DC 20549

Re:

PHL Variable Insurance Company

PHL Variable VA Account 1

Initial Registration Statement on Form N-4

File No. 333-161667, SEC Accession No. 0001193125-09-185479

Request for Withdrawal of Initial Registration Statement on Form N-4

Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced registration statement, filed with the Securities and Exchange Commission on September 1, 2009.

The registration statement was filed in connection with a proposed offering of certain annuity contracts. The Company will not make the particular offering. No securities were sold in connection with the registration statement.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6625 or Mary K. Johnson at (860) 403-6486.

Very truly yours,

/s/ Kathleen A. McGah

Kathleen A. McGah

Vice President and Assistant Secretary

PHL Variable Insurance Company

One American Row P. O. Box 5056 Hartford, Connecticut 06102-5056	860. 403.5000 Phone www.phoenixwm.com